ReliaStar Life Insurance Company
and its
Separate Account N

ING ADVANTAGE CENTURY PLUS[SM]

Supplement dated as of May 21, 2013 to the Contract Prospectus and Statement of Additional Information, each dated April 29, 2011, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus and Statement of Additional Information ("SAI"), each dated April 29, 2011, as amended. Please read it carefully and keep it with your Contract Prospectus and SAI for future reference.

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IMPORTANT INFORMATION ABOUT THE COMPANY

The information pertaining to ReliaStar Life Insurance Company under the heading "The Company" in the Contract Prospectus and the first two paragraphs under the heading "General Information and History" in the SAI are deleted and replaced with the following:

ReliaStar Life Insurance Company (the "Company" "we", "us", "our") issues the contracts described in the contract prospectus and statement of additional and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contract that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

We are a stock life insurance company organized in 1885 and incorporated under the insurance laws of the State of Minnesota. Prior to October 1, 2002, the contracts were issued by Northern Life Insurance Company ("Northern"), a wholly owned subsidiary of the Company. On October 1, 2002, Northern merged into the Company, and the Company assumed responsibilities for Northern's obligations under the contracts. Until May 7, 2013, we were an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management.

Pursuant to an agreement with the European Commission ("EC"), ING has agreed to divest itself of ING U.S., Inc. and its subsidiaries, including the Company (collectively "ING U.S."), which constitutes ING's U.S.-based retirement, investment management and insurance operations. To effect this divestment, on May 7, 2013, ING completed an initial public offering ("IPO") of the common stock of ING U.S. While ING is currently the majority shareholder of the common stock of ING U.S., pursuant to the agreement with the EC mentioned above ING is required to divest itself of at least 25% of ING U.S. by the end of 2013, more than 50% by the end of 2014 and 100% by the end of 2016.

IMPORTANT INFORMATION ABOUT THE FUNDS AVAILABLE THROUGH THE CONTRACTS

The following table reflects variable investment option name changes since your last prospectus supplement:

New Fund Name	Former Fund Name
ING Columbia Contrarian Core Portfolio	ING Davis New York Venture Portfolio
ING Invesco Comstock Portfolio	ING Invesco Van Kampen Comstock Portfolio
ING Invesco Equity and Income Portfolio	ING Invesco Van Kampen Equity and Income Portfolio
ING Invesco Growth and Income Portfolio	ING Invesco Van Kampen Growth and Income Portfolio
ING Multi-Manager Large Cap Core Portfolio	ING Pioneer Fund Portfolio

The following chart lists the variable investment options that are, effective May 1, 2013, available through the contracts. Some investment options may be unavailable through certain contracts or plans, or in some states.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge by contacting our Administrative Service Center at: ING Service Center, P.O. Box 5050 Minot, ND 58702-5050, calling 1-877-884-5050 or by accessing the Securities and Exchange Commission ("SEC") website or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Funds – Growth Fund (Class 2) **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks growth of capital by investing primarily in common stocks and seeks to invest in companies that appear to offer superior opportunities for growth of capital.
American Funds – Growth-Income Fund (Class 2) **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks capital growth over time and income by investing primarily in common stocks or other securities that demonstrate the potential for capital appreciation and/or dividends.
American Funds – International Fund (Class 2) **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks growth of capital over time by investing primarily in common stocks of companies located outside the United States.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Fidelity® VIP Contrafund® Portfolio (Initial Class) **Investment Adviser:** Fidelity Management & Research Company ("FMR") **Subadvisers:** FMR Co., Inc. ("FMRC") and other investment advisers	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio (Initial Class) **Investment Adviser:** FMR **Subadvisers:** FMRC and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Fidelity® VIP Index 500 Portfolio (Initial Class) **Investment Adviser:** FMR **Subadvisers:** Geode Capital Management, LLC ("Geode") and FMRC	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class) **Investment Adviser:** FMR **Subadvisers:** Fidelity Investments Money Management, Inc. ("FIMM") and other investment advisers	Seeks as high a level of current income as is consistent with the preservation of capital.
Fidelity® VIP Money Market Portfolio (Initial Class) **Investment Adviser:** FMR **Subadvisers:** FIMM and other investment advisers	Seeks as high a level of current income as is consistent with preservation of capital and liquidity.
Franklin Small Cap Value Securities Fund (Class 2) **Investment Adviser:** Franklin Advisory Services, LLC	Seeks long-term total return. Under normal market conditions, the Fund invests at least 80% of its net assets in investments of small capitalization companies.
ING American Century Small-Mid Cap Value Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth; income is a secondary objective.
ING Baron Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
ING BlackRock Large Cap Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING Clarion Global Real Estate Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return, consisting of capital appreciation and current income.
ING Columbia Contrarian Core Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return, consisting of long-term capital appreciation and current income.
ING FMR^{SM} Diversified Mid Cap Portfolio* (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Fidelity Management & Research Company *FMR^{SM} is a service mark of Fidelity Management & Research Company	Seeks long-term growth of capital.
ING Global Resources Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	A *non-diversified* portfolio that seeks long-term capital appreciation.
ING Growth and Income Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Index Plus LargeCap Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500 Index, while maintaining a market level of risk.
ING Index Plus MidCap Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's MidCap 400 Index, while maintaining a market level of risk.
ING Index Plus SmallCap Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index, while maintaining a market level of risk.
ING Intermediate Bond Portfolio (Class I) **Investment Adviser**: ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

ING International Index Portfolio (Class S)
 	
   Investment Adviser: ING Investments, LLC
 	
   Subadviser: ING Investment Management Co. LLC
	Seeks investment (before fees and expenses) results that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.

ING International Value Portfolio (Class I)
 	
   Investment Adviser: ING Investments, LLC
 	
   Subadviser: ING Investment Management Co. LLC
	Seeks long-term capital appreciation.

ING Invesco Comstock Portfolio (Class I)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Invesco Advisers, Inc.
	Seeks capital growth and income.

ING Invesco Equity and Income Portfolio (Class I)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Invesco Advisers, Inc.
	Seeks total return, consisting of long-term capital appreciation and current income.

ING Invesco Growth and Income Portfolio (Class S)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Invesco Advisers, Inc.
	Seeks long-term growth of capital and income.

ING JPMorgan Emerging Markets Equity Portfolio (Class S)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: J.P. Morgan Investment Management Inc.
	Seeks capital appreciation.

ING JPMorgan Mid Cap Value Portfolio (Class I)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: J.P. Morgan Investment Management Inc.
	Seeks growth from capital appreciation.

ING JPMorgan Small Cap Core Equity Portfolio (Class I)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: J.P. Morgan Investment Management Inc.
	Seeks capital growth over the long term.

ING Large Cap Growth Portfolio (Class I)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: ING Investment Management Co. LLC
	Seeks long-term capital growth.

ING Large Cap Value Portfolio (Class I)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: ING Investment Management Co. LLC
	Seeks long-term growth of capital and current income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING Limited Maturity Bond Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
ING Liquid Assets Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING Marsico Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.
ING MFS Total Return Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily, seeks reasonable opportunity for growth of capital and income.
ING MidCap Opportunities Portfolio (Class I) **Investment Adviser**: ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.
ING Multi-Manager Large Cap Core Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company	Seeks reasonable income and capital growth.
ING Oppenheimer Global Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
ING PIMCO Total Return Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with capital preservation and prudent investment management.
ING Pioneer High Yield Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING Pioneer Mid Cap Value Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Russell^{TM} Large Cap Growth Index Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200$^®$ Growth Index.
ING Russell^{TM} Large Cap Index Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200$^®$ Index.
ING Russell^{TM} Mid Cap Growth Index Portfolio (Class S) **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap$^®$ Growth Index.
ING SmallCap Opportunities Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.
ING Solution 2015 Portfolio (Class I)[1] **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution 2025 Portfolio (Class I)[1] **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution 2035 Portfolio (Class I)[1] **Investment Adviser:** Directed Services LLC **Subadviser**: ING Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING Solution 2045 Portfolio (Class I)[(1)] **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution Income Portfolio (Class I[(1)] **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Strategic Allocation Conservative Portfolio (Class I)[(1)] **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide total return (i.e., income and capital growth, both realized and unrealized) consistent with preservation of capital.
ING Strategic Allocation Growth Portfolio (Class I)[(1)] **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide capital appreciation.
ING Strategic Allocation Moderate Portfolio (Class I)[(1)] **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).
ING T. Rowe Price Capital Appreciation Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING T. Rowe Price Equity Income Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING T. Rowe Price Growth Equity Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING T. Rowe Price International Stock Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
ING Templeton Foreign Equity Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
ING U.S. Stock Index Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks total return.
Lord Abbett Series Fund – Mid Cap Stock Portfolio (Class VC) **Investment Adviser:** Lord, Abbett & Co. LLC	The Fund seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.
Neuberger Berman AMT Socially Responsive Portfolio® (Class I) **Investment Adviser:** Neuberger Berman Management LLC **Subadviser:** Neuberger Berman LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the fund's financial criteria and social policy.
PIMCO VIT Real Return Portfolio (Administrative Class) **Investment Adviser:** Pacific Investment Management Company LLC (PIMCO)	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer High Yield VCT Portfolio (Class I) **Investment Adviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through a combination of income and capital appreciation.
Wanger Select **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger USA **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.

(1) These funds are structured as fund of funds that invest directly in shares of the underlying funds. A fund structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying funds in which it invests. Please refer to the fund prospectus for information about the aggregate annual operating expenses of the fund and its corresponding underlying fund or funds.

Effective December 19, 2007, ING Balanced Portfolio was closed to any new investment (including loan repayments) or transfers. Contract holders who have an account value in the ING Balanced Portfolio may leave their account value in this investment option, but future allocations and transfers are not allowed.

IMPORTANT INFORMATION ABOUT THE COMPANY'S INTEREST BEARING RETAINED ASSET ACCOUNT

The following updates information regarding payment of death benefits or proceeds:

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact our ING Customer Service Center at P.O. Box 5011, Minot, ND 58702-5011, 1-877-886-5050 or www.ingservicecenter.com. Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the ING Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC").** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them, can be found in the current contract prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting your local representative or by writing or calling the Company at:

> ING Service Center
> P.O. Box 5050
> Minot, North Dakota 58702-5050
> 1-877-884-5050

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.